[Cartoon Acquisition, Inc. Letterhead]

Office of the President
Randolph S. Hudson


CARTOON ACQUISITION, INC.     (Cartoon's Graphic Identifier)

Post Office Box 202
Gaslight Village, New York  14591-0202

Telephone and Telecopier (585) 495-6914


Advice of Delivery;
Facsimile Delivered by Telecopier to (585) 244-0053
(Original Delivered by U. S. Mail)


January 26, 2007


Morris Diamond
President
DIAMINE TECH GROUP, INC.
Suite 301
2541 Monroe Avenue
Rochester, New York  14618-3123

Subject:     Diamine Tech Group, Inc., a Delaware
             corporation;  Statutory Merger with
             Cartoon Acquisition, Inc.

Dear Mr. Diamond:

	I am writing with regard to the plan of
reorganization and merger (the "Merger") that was entered into between Cartoon Acquisition, Inc., a United States corporation organized under the laws of the State of Delaware, as proponent and successor
(Federal Employer I. D. No. 20-0269287) ("Cartoon"), and Diamine Tech Group, Inc., a Delaware corporation, as constituent (Federal Employer I. D. No. 20-5269750)
("Diamine"), on or about November 25, 2005 (the "Merger
Date").

	(Please Be Advised: This letter contains certain subjective terms, phrases, and/or statements that may be interpreted by Southward Investments, LLC, a New
York limited liability company, as indenture trustee
("Southward"), and by Diamine's stockholders to imply an unfounded optimism from Cartoon's point-of-view, especially with regard to the certain inherent and unidentified risks to Southward and to Diamine's stockholders and of the general uncertainties related to the Merger and to Cartoon's business and current standing. Cartoon is


Page 1 of 5 Pages

strongly advising you not to
place undue influence or reliance on these subjective statements, as they are merely an expression of optimism on Cartoon's part and, most likely, cannot be factually substantiated by Cartoon or by its directors, officers, affiliates, advisors, or representatives.)

	Cartoon's Board of Directors deems this
correspondence to be a continuation of the written communications between Cartoon and Diamine in accordance with the applicability of Rule 425 and Regulation M-A, the provisions of which are enforceable against Cartoon and Diamine by the U. S.
Securities and Exchange Commission (the "Commission").
Consequently, Cartoon is required by federal securities' laws to timely disclose the information contained herein to the Commission.

	From October 31, 2005, the date Cartoon delivered a definitive letter of intent to Diamine's Board of Directors (the "Letter of Intent"), it was Cartoon's understanding that each of Cartoon and Diamine was to perform certain specific obligations, maintain and perpetuate certain representations and warranties, and execute and deliver, collectively and respectively, certain definitive agreements and ancillary documents in favor of the Merger between Cartoon and Diamine (the
"Merger Documents"). In addition, Southward agreed with Cartoon and Diamine to act in the capacity of an indenture trustee (the "Trust Agreement") for the continuing purpose of receiving Cartoon's note in the amount of $55,555.55 (the "Merger Consideration") and, thereafter upon Cartoon's payment of said Merger
Consideration, to distribute Cartoon's payments proportionately to each holder of shares in Diamine.

	Throughout the advancement of the Merger (from the onset of the transaction to-date), Cartoon continues to experience a number of administrative and operational difficulties that have, for various reasons, prevented it from closing the Merger. As you know, Diamine's principal shareholders have already informally extended the date of the final closing of the Merger to December
31, 2006. However, for the reasons mentioned hereinabove, and, for other reasons, Cartoon has been incapable of fully performing its conditions to closing in the Merger.

	I am respectfully requesting that Diamine's Board of Directors formally extend both the closing of the Merger and the due-date of the Merger Consideration to March 31, 2007. Further, I request that Diamine evidences its acceptance and agreement to these amended provisions by executing this letter accordingly in the space provided hereinunder. These further extensions should allow Cartoon the time it needs to perform satisfactorily on its remaining Merger obligations and on those uncompleted Diamine shareholders' conditions to closing (which I am enumerating hereinbelow) in order to definitively close the transaction, as follows:

	(Kindly refer to that certain Letter of Intent, the Merger Agreement, and the Merger Documents, to confirm the following items to be those obligations that remain unperformed or uncompleted by Cartoon as of the date hereof. Moreover, I acknowledge that Diamine's obligations under the Letter of Intent and the Merger
Agreement, specifically, those obligations that were applicable to Diamine's general obligations and to Cartoon's conditions to closing, have been fully met.
Furthermore, Cartoon acknowledges the receipt by it of the representative documents, or facsimiles thereof, during the primary term established by the Letter of Intent and the Merger Agreement, respectively, which Diamine was required to deliver to Cartoon pursuant to the Letter of Intent and/or Merger Agreement.)
(Cartoon shall be presumed to have completed the remainder of its obligations, with the exception of those items listed below.

Page 2 of 5 Pages


1.	Pursuant to Cartoon's obligation under Article 4,
Section 4.2(b):  Cartoon must obtain from, or
demonstrate its compliance with the rules of, the Commission relative to its electronic disclosures in respect of the Merger.

2.	Pursuant to Cartoon's obligation under  Article 4,
Section 4.2(m):  Although delinquent, Cartoon must
prepare and file the reports, forms, or statements that were required to be filed with the Commission to disclose the existence and consummation of the Merger, in accordance with Regulation 13D, Regulation M-A,
Schedule T-O, Regulation 14A, and/or Regulation 14C, only to the extent that any such predominant rules and regulations apply to the merger of the constituent
"Section 4(2) Company" with the successor company, the latter of which is subject to the reporting requirements enumerated in Section 13(a) of the Securities Exchange Act of 1934.

3.	Pursuant to Cartoon's general obligation under
Article 1, Section 1.9: Cartoon shall cause its stock transfer agent, Olde Monmouth Stock Transfer Co., Inc., of Atlantic Highlands, New Jersey, to receive and reissue each Diamine's shareholder's certificate for a new certificate representing his/her/its ownership in Cartoon, as Cartoon's expense.

4.	Pursuant to the general understanding suggested by
the Merger Agreement: Cartoon will prepare the necessary applications and/or registration statements or forms of qualification for Southward to serve as the indenture trustee under the Merger transaction in accordance with the Commission's rules and regulations enumerated in the Trust Indenture Act of 1939. (It is with Cartoon's understanding, following Cartoon's preparation of said documents, that Southward will mail the completed originals and required copies of each of those completed and reviewed documents to the Commission at its expense and under its own cover.)

5.	Pursuant to the general provision described in
Article 6, Section 6.2: Cartoon shall prepare and deliver one or more forms, satisfactory in form and substance to Diamine and to each of Diamine's officers and directors, of an indemnification agreement, which, in the opinion of the respective counsel for each of Diamine's officers and directors, will be satisfactory to defend and preserve their joint and several legal interests pursuant to the Merger transaction between Cartoon and Diamine.

6.	In-general, Cartoon shall be required to prepare and
file a Certificate of Merger for each of Cartoon and Diamine that will conform to the applicable statutes of the Secretary of the State of Delaware, and, Cartoon shall be required to file the Merger Agreement, under cover of the form prescribed for such use by the Secretary of the State of Delaware, in order to definitively evidence the formal consummation of the Merger and of the entire Merger transaction. (If any of Diamine's principal shareholders shall be required to assist Cartoon in paying for any such filing costs, then the applicable provisions of the third paragraph following Section 3.9 thereof the original understanding, which, otherwise, is referred to as the Letter of Intent.)

7.	Cartoon and Diamine agree to work together, with no
formal or direct financial commitment or understanding to Cartoon on the part of Diamine or its principal shareholders, to consummate the Merger, and, Cartoon agrees to do all acts and things necessary in pursuance of said principal objective

Page 3 of 5 Pages


	It is important for me to mention that, as of the date hereof, Cartoon is not the subject of any pending or threatened legal proceeding, Cartoon has not received any notice of its default under the terms or provisions of any agreement or other contract, and, Cartoon has not received any notification from the Commission of any administrative proceeding or action against it under Section 12(j) of the Securities
Exchange Act of 1934. However, Cartoon does remain delinquent in its obligation to timely file reports, or to file its delinquent reports, with the Commission, as such reports are required of Cartoon by Section 13(a) of the Securities Exchange Act of 1934, and, accordingly, has so notified the Commission of its continuing delinquency, and the reasons therefor, in one or more disclosures filed therewith prior to the date hereof.

	Furthermore, there are innumerable and incalculable risks associated, not only with the delay of the original Merger transaction, but also by Diamine's stockholders reluctance to pursue and consummate the original Merger transaction. These unidentified risks could result in the entire loss of Diamine's shareholders' respective investments in Cartoon, by virtue of their respective stock ownership in Cartoon as the result of the Merger, or by the overall failure by either company to complete the Merger.

	When Cartoon and Diamine entered into the Merger
Agreement, Cartoon owned no assets and maintained liabilities relating to its development; however, from the Merger Date, Cartoon has transacted certain business, has acquired and disposed of certain assets, and has accrued certain liabilities in the name of its subsidiary, Residential Income Properties, Inc., a New
York corporation. As of today, Cartoon is much in the same financial position it disclosed in the fourth calendar quarter of 2005, with the exception of the fact that its liabilities have somewhat increased. I encourage each of Diamine's shareholders to view the Commission's website for additional information on Cartoon. (I am providing the necessary information below, so that you may adequately and accurately access such information.)

	Please be advised that Cartoon is subject to the reporting requirements of section 13(a) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), and, in accordance therewith, is obligated to file quarterly, periodic, annual, and transitional reports, and other information with the Commission, and is obligated to deliver copies of certain reports and filings by mail to its shareholders and to certain other parties, as required by U. S.
Federal Rules and Regulations applicable to securities.
The public may view, read, or make copies of all of Cartoon's existing reports, proxy statements, and other documents filed with the Commission at the Commission's
Public Reference Room, which is located at 100 F
Street, Northeast, Washington, D. C. 20549. Copies of said materials may also be obtained at the Commission's
Web site, the address of which is http://www.sec.gov, or by telephoning the Commission at 1-800-SEC-0330.

	In conclusion, should you formally accept Cartoon's proposal hereinabove and should you agree with the terms hereinabove on behalf of Diamine, the executed version of this document shall serve as a self-executing amendment to both the Letter of Intent and to the Merger Agreement, both of which shall be deemed to have been properly given under the terms of each of those documents.

	Moreover, I will rely on your best judgment to evaluate the terms set forth hereinabove and timely to provide me with your response, accordingly

Page 4 of 5 Pages


	Of course, if you have any questions, please do not hesitate to contact me at the area code and telephone numbers first above written.

Very truly yours,

CARTOON ACQUISITION, INC.


/s/ Randolph S. Hudson

Randolph S. Hudson
Chairman of the Board,
President, and
Chief Executive Officer

ACCEPTED AND AGREED TO:
This (26th) day of (January), 2007.


/s/ Morris Diamond

By:
    Morris Diamond
    for Diamine Tech Group, Inc.

Page 5 of 5 Pages